Exhibit No. 99(a)

Constellation Energy Nuclear Group, LLC

Consolidated Financial Statements

December 31, 2011, 2010, and 2009

Constellation Energy Nuclear Group, LLC

Table of Contents

December 31, 2011, 2010, and 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of

Constellation Energy Nuclear Group, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in members’ equity and comprehensive income present fairly, in all material respects, the financial position of Constellation Energy Nuclear Group, LLC and its subsidiaries (“the Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended and the period November 6 through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company has entered into significant transactions with related parties.

January 21, 2012

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096

T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

Constellation Energy Nuclear Group, LLC

Consolidated Statements of Income

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the period November 6 through December 31, 2009
	(In Thousands of U.S. Dollars)
Revenues
Sales under power purchase agreements (PPA):
Constellation Energy Commodities Group, Inc. (CECG)	$888,459	$900,870	$122,478
EDF Trading North America, LLC	125,419	92,854	7,642
Unrelated parties	392,772	415,893	59,332
Non-PPA sales to unrelated parties	4,513	11,457	2,408
Capacity and ancillary service revenues from unrelated parties	105,180	154,230	25,698
Total revenues	1,516,343	1,575,304	217,558

Expenses
Amortization of nuclear fuel	166,678	160,096	24,068
Department of Energy waste disposal fees	29,703	30,106	4,945
Purchased energy	22,814	26,043	—
Independent system operator and related charges	7,253	6,514	752
Compensation-related expenses	425,118	387,952	47,310
Contractual, professional, and staff augmentation services	167,534	139,348	14,573
Support services from Constellation Energy Group, Inc.	57,423	80,477	11,647
Power services agency charges from CECG	16,145	16,145	2,691
Depreciation	125,211	114,312	17,160
Accretion of asset retirement obligations	71,061	73,613	11,257
Property taxes	65,801	57,374	8,447
Materials, supplies, and equipment expense	35,296	29,517	3,563
Regulatory fees	36,296	38,397	4,730
Insurance	16,195	16,858	2,465
Other expenses	39,534	35,290	3,133
Less expenses reimbursed by Long Island Power Authority	(33,090)	(37,587)	(3,788)
Total expenses	1,248,972	1,174,455	152,953

Operating Income	267,371	400,849	64,605

Other Income
Net pre-tax earnings on nuclear decommissioning trust funds	39,132	48,304	5,216
Income taxes on nuclear decommissioning trust fund earnings	(6,485)	(7,638)	(1,333)
Other income (expense)	(211)	74	31
Net other income	32,436	40,740	3,914

Net Income	$299,807	$441,589	$68,519

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Consolidated Balance Sheets

	December 31,	December 31,
	2011	2010
	(In Thousands of U.S. Dollars)
Assets
Current Assets
Cash and cash equivalents	$93,281	$226,054
Trade accounts receivable:
Constellation Energy Commodities Group, Inc. (CECG)	47,566	47,585
EDF Trading North America, LLC	11,618	8,026
Unrelated parties	19,705	42,077
Other receivables:
UniStar Nuclear Energy, LLC (UNE)	1,752	6,068
Subsidiaries of Constellation Energy Group, Inc. (CEG)	122	333
U.S. Department of Energy (DOE)	40,001	—
Other unrelated parties	9,063	3,690
Spare parts, materials, and supplies	155,022	146,246
Current portion of unamortized Ginna power purchase agreement	3,205	2,152
Current portion of CECG power services agency agreement	7,645	2,545
Prepaid property taxes	16,669	14,037
Other prepaid expenses and current assets	9,964	8,620
Total current assets	415,613	507,433

Investments and Other Noncurrent Assets
Nuclear decommissioning trust funds	1,437,204	1,385,559
Nuclear fuel - net of accumulated amortization	586,846	565,171
Noncurrent receivable - UNE	628	1,261
Unamortized Ginna power purchase agreement	6,492	9,697
CECG power services agency agreement	19,491	27,136
Other noncurrent assets	5,690	4,640
Total investments and other noncurrent assets	2,056,351	1,993,464

Property, Plant, and Equipment
Plant in service	3,682,650	3,586,673
Accumulated depreciation	(1,390,430)	(1,279,938)
Net plant in service	2,292,220	2,306,735
Construction work in progress	362,000	282,800
Total property, plant, and equipment	2,654,220	2,589,535

Total Assets	$5,126,184	$5,090,432

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Consolidated Balance Sheets (Continued)

	December 31,	December 31,
	2011	2010
	(In Thousands of U.S. Dollars)
Liabilities and Members’ Equity
Current Liabilities
Short-term borrowings from Constellation Nuclear, LLC and EDF Inc.	$60,000	$—
Accounts payable and non-compensation accrued liabilities:
Unrelated parties	146,071	168,590
CEG and subsidiaries of CEG	12,015	8,233
Electricité de France S.A. (EDF) and subsidiaries of EDF	588	251
Accrued compensation	48,482	47,153
Current portion of pension, postretirement, and postemployment benefit obligations	5,965	5,834
Power purchase agreement with CECG	—	400,854
Total current liabilities	273,121	630,915

Noncurrent Liabilities
Asset retirement obligations	1,064,877	993,816
Pension, postretirement, and postemployment benefit obligations	352,219	308,508
Deferred income taxes on nuclear decommissioning trust funds	33,447	30,468
Other noncurrent liabilities	8,583	5,944
Total noncurrent liabilities	1,459,126	1,338,736

Leases, Commitments, Guarantees, and Contingencies (see Notes 10 and 11)

Members’ Equity
Members’ capital	2,994,269	2,991,864
Retained earnings	379,004	79,197
Accumulated other comprehensive income:
Unrealized gains on nuclear decommissioning trust funds	332,672	316,254
Defined-benefit pension and postretirement plans	(312,008)	(266,534)
Total accumulated other comprehensive income	20,664	49,720
Total members’ equity	3,393,937	3,120,781

Total Liabilities and Members’ Equity	$5,126,184	$5,090,432

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Consolidated Statements of Cash Flows

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the period November 6 through December 31, 2009
	(In Thousands of U.S. Dollars)
Cash Flows From Operating Activities
Net Income	$299,807	$441,589	$68,519
Adjustments to reconcile to net cash provided by operating activities:
Amortization of nuclear fuel	166,678	160,096	24,068
Depreciation	125,211	114,312	17,160
Impairment of construction work in progress	2,641	3,242	—
Amortization of CECG and Ginna power purchase agreements	(398,702)	(369,830)	(882)
Accretion of asset retirement obligations	71,061	73,613	11,257
Net pre-tax earnings on nuclear decommissioning trust funds	(39,132)	(48,304)	(5,216)
Income taxes on nuclear decommissioning trust fund earnings	6,485	7,638	1,333
Defined benefit obligation expense	61,059	42,772	6,676
Defined benefit obligation payments	(62,691)	(51,683)	(1,202)
Long-term incentive plan compensation	2,405	5,082	778
Changes in:
Trade and other accounts receivable	12,791	21,956	(76,747)
Spare parts, materials, and supplies	(8,776)	(8,793)	(3,585)
Prepaid expenses and other current assets	(3,976)	(2,020)	9,568
Other noncurrent assets	(1,399)	(2,875)	—
Accounts payable and accrued liabilities	(16,348)	46,088	10,290
CECG power services agency agreement	2,545	(25,955)	(3,726)
Other noncurrent liabilities	2,988	4,126	—
Net cash provided by operating activities	222,647	411,054	58,291

Cash Flows From Investing Activities
Investments in property, plant, and equipment (PP&E)	(209,631)	(203,540)	(34,493)
Purchases of nuclear fuel	(205,789)	(203,903)	(12,760)
Investments in nuclear decommissioning trust fund securities	(155,039)	(204,397)	(30,697)
Proceeds from the sale of nuclear decommissioning trust fund securities	155,039	204,397	30,697
Net cash used in investing activities	(415,420)	(407,443)	(47,253)

Cash Flows From Financing Activities
Proceeds from short-term borrowings under lines of credit	150,000	—	—
Repayments of short-term borrowings under lines of credit	(90,000)	—	—
Distributions to members	—	—	(13,515)
Net cash provided by (used in) financing activities	60,000	—	(13,515)

Net Increase (Decrease) in Cash and Cash Equivalents	(132,773)	3,611	(2,477)
Cash and Cash Equivalents at Beginning of Period	226,054	222,443	224,920
Cash and Cash Equivalents at End of Period	$93,281	$226,054	$222,443

Other Cash Flow Information
Cash paid for income taxes on nuclear decommissioning trust funds	$7,187	$4,932	$1,426
Accrued investments in PP&E	34,493	25,180	37,193
Accrued purchases of nuclear fuel	16,591	26,227	16,720

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Consolidated Statements of Changes in Members’ Equity and Comprehensive Income

	Members’ Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity
	(In Thousands of U.S. Dollars)
Balance, November 6, 2009	$2,986,974	$(417,396)	$(25,133)	$2,544,445

Comprehensive income:
Net income		68,519		68,519
Other comprehensive income (OCI):
Change in unrealized gains on nuclear decommissioning trust funds, net of taxes of $5,434			27,065	27,065
Reclassification of net losses on nuclear decommissioning trust funds from OCI to net income, net of taxes of $77			610	610
Gain on defined benefit plans			14,150	14,150
Amortization of net actuarial loss, net prior service cost, and transition obligation included in net periodic benefit cost			2,073	2,073
Total comprehensive income		68,519	43,898	112,417
Noncash contributions from members associated with long-term incentive plan	778			778
Distributions		(13,515)		(13,515)
Balance, December 31, 2009	$2,987,752	$(362,392)	$18,765	$2,644,125

Comprehensive income:
Net income		441,589		441,589
Other comprehensive income:
Change in unrealized gains on nuclear decommissioning trust funds, net of taxes of $18,866			91,358	91,358
Reclassification of net gains on nuclear decommissioning trust funds from OCI to net income, net of taxes of $2,473			(10,257)	(10,257)
Loss on defined benefit plans			(60,679)	(60,679)
Amortization of net actuarial loss, net prior service cost, and transition obligation included in net periodic benefit cost			12,347	12,347
Total comprehensive income		441,589	32,769	474,358
Transfer of nonqualified supplemental pension liability from Constellation Energy Group	(970)		(1,814)	(2,784)
Noncash contributions from members associated with long-term incentive plan	5,082			5,082
Balance, December 31, 2010	$2,991,864	$79,197	$49,720	$3,120,781

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Consolidated Statements of Changes in Members’ Equity and Comprehensive Income (Continued)

	Members’ Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity
	(In Thousands of U.S. Dollars)
Balance, December 31, 2010	$2,991,864	$79,197	$49,720	$3,120,781

Comprehensive income:
Net income		299,807		299,807
Other comprehensive income:
Change in unrealized gains on nuclear decommissioning trust funds, net of taxes of $3,702			18,032	18,032
Reclassification of net gains on nuclear decommissioning trust funds from OCI to net income, net of taxes of $420			(1,614)	(1,614)
Loss on defined benefit plans			(62,698)	(62,698)
Amortization of net actuarial loss, net prior service cost, and transition obligation included in net periodic benefit cost			17,224	17,224
Total comprehensive income (loss)		299,807	(29,056)	270,751
Noncash contributions from members associated with long-term incentive plan	2,405			2,405
Balance, December 31, 2011	$2,994,269	$379,004	$20,664	$3,393,937

The accompanying notes are an integral part of these consolidated financial statements.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

1.              Organization and Business

Formation and Organization of the Company

Constellation Energy Nuclear Group, LLC (“CENG” or “the Company”) is a Maryland limited liability company formed on December 15, 1999 and reorganized on November 6, 2009.  The Company’s members and their respective member interests are as follows: 49.11% by Constellation Nuclear, LLC (“CNL”), 0.90% by CE Nuclear, LLC (“CEN”), and 49.99% by EDF Inc. (“EDFI”), all of which are Delaware limited liability companies.  CNL and CEN are ultimately wholly owned subsidiaries of Constellation Energy Group, Inc. (“CEG”), which, through its interests in CNL and CEN, owns 50.01% of the Company.  EDFI is a wholly owned subsidiary of E.D.F. International S.A. (“EDF International”), which is ultimately a wholly owned subsidiary of Electricité de France S.A. (“EDF”), a French société anonyme governed by French law and registered in France.

EDFI acquired its member interest in the Company on November 6, 2009 (the “EDF Closing”).  Prior to this date, the Company was a wholly owned subsidiary of CEG.  The Company carried forward its historical basis of assets and liabilities and is presenting the results of operations and cash flows of the Company for the periods subsequent to the transaction.

The operation of the Company is subject to various agreements among the members.  These agreements include provisions which describe, among other matters, the formation and termination of the Company, the rights and responsibilities of the members, the operating activities of the Company, the governance of the Company, capital contributions by the members, and profit distributions to the members.  In addition, the agreements stipulate that certain distributions shall not be made until 2012 or later when sufficient funds are available.  As of December 31, 2011, there were no cumulative undistributed amounts.  The agreements also provide that the members may contribute additional capital or make loan advances to the Company, if needed.

The Company is governed by a board of ten directors, five of which are appointed by CNL and five by EDFI.  In addition, the consents of both CNL and EDFI are required before the Company may take certain significant actions, including materially changing the scope of the Company’s businesses, issuing credit support outside the ordinary course of business, incurring certain types of indebtedness, and entering into agreements of significant size or duration.  In general, the Company is jointly controlled by CEG and EDFI, except for matters related to nuclear safety, security and reliability, certain regulatory and environmental compliance issues, and senior executive officer appointments, for which CNL has a casting or controlling vote through its appointment of the CENG Chairman.  No member is obligated individually for any debt, obligation, or liability of the Company solely by reason of being a member of the Company.  Only obligations of the Company that are assumed by a member in a separate written agreement can become liabilities of a member.  In the event the Company were to be liquidated, the remaining equity of the Company would be divided among the members according to each member’s ownership interest.

On April 28, 2011, CEG entered into an Agreement and Plan of Merger with Exelon Corporation (“Exelon”).  Completion of the merger is contingent upon the receipt of required regulatory approvals.  The parties are working to complete the merger in 2012.  At closing, CEG’s common stock will be cancelled and converted into fractional shares of Exelon common stock.  Soon after closing, it is expected that certain Exelon reorganizations will occur and that CNL/CEN will become indirect subsidiaries of Exelon.  On January 16, 2012, Exelon, CEG, EDF, and certain of their subsidiaries entered into a settlement agreement (“Exelon Settlement Agreement”).  The Exelon Settlement Agreement provides for certain amendments to the operating agreement of the Company (the “Operating Agreement”).  These amendments will become effective upon, and are subject to, the consummation of the pending merger between CEG and Exelon, unless implementation and enforcement of the Exelon Settlement Agreement is stayed or enjoined by any regulatory agency or court having competent jurisdiction over the matter.  The amendments to the Operating Agreement include giving EDF the right to appoint the Company’s chief financial officer, restricting EDF and Exelon from paying compensation to certain officers of the Company, imposing an additional “no hire” restriction on Exelon with respect to the Company and EDF employees for a period of two years from the merger closing date, addressing certain matters involving the Company’s dealings with Exelon’s suppliers of goods and services, modifying provisions in the Operating Agreement addressing commercial relationships between the Company and Exelon, and giving EDF and the Company certain audit rights to confirm compliance with provisions of the Operating Agreement.  The Exelon Settlement Agreement also provides for revision of the amounts that CEG charges the Company under the Administrative Services Agreement and the Power Services Agency Agreement as discussed in Note 2.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Nature of the Business

The Company owns and operates a total of five nuclear power reactors on three sites.  The plants have a total capacity of 4,055 megawatts (“MW”) as set forth below.  The 18% of Nine Mile Point Unit 2 (“NMP2”) not owned by the Company is owned by the Long Island Power Authority (“LIPA”), an unrelated party.  LIPA receives 18% of the capacity and energy generated by NMP2, reimburses the Company for its 18% share of the operating and construction costs of that unit, and is responsible for its 18% share of the unit’s decommissioning costs.  The Company and LIPA are each responsible for providing their own financing for NMP2.

Reactor Unit	Location	Region	Total MW	% Owned By the Company	MW Owned By the Company	Expiration Of NRC License	End of Most Recent Refueling Outage

Calvert Cliffs Unit 1	Calvert County, MD	PJM	855	100%	855	2034	03/2010
Calvert Cliffs Unit 2	Calvert County, MD	PJM	850	100%	850	2036	03/2011
Ginna	Ontario, NY	NYISO	581	100%	581	2029	06/2011
Nine Mile Point Unit 1	Scriba, NY	NYISO	628	100%	628	2029	04/2011
Nine Mile Point Unit 2	Scriba, NY	NYISO	1,141	82%	936	2046	05/2010
			4,055		3,850

The Calvert Cliffs and Nine Mile Point units are on 24-month refueling outage schedules, and the Ginna plant is on an 18-month refueling outage schedule.  Financial results for 2011 reflect the three refueling outages shown above, as compared to only two refueling outages in 2010.

2.              Related-Party Transactions

In the normal course of business, the Company conducts transactions with certain related parties under the following agreements.

Power Purchase Agreements

As discussed in Note 8, a substantial portion of the power generated by the Company’s plants is sold through Power Purchase Agreements (“PPAs”) to either Constellation Energy Commodities Group, Inc. (“CECG”), a wholly owned subsidiary of CEG, or to EDF Trading North America, LLC (“EDFTNA”), which is ultimately a wholly owned subsidiary of EDF.

Support Services

The Company purchases from CEG various administrative services, including the use of certain leased equipment and office space.  The current contract (the “Administrative Services Agreement”), which expires December 31, 2017, contains both a fixed-price component subject to an annual escalation of 2% and a consumption-based price component.  The consumption-based pricing component is variable and covers primarily information technology services, computer and network equipment, and office space.  The fixed components of the Administrative Services Agreement are shown as commitments in Note 10.  In addition, the Company purchases certain technical maintenance services and craft labor from subsidiaries of CEG.

Upon the consummation of the planned merger between CEG and Exelon as discussed in Note 1, the Administrative Services Agreement will be amended to reflect actual post-merger costs determined on the same basis that Exelon charges its other affiliates for similar services.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Power Services Agency Agreement

The Company purchases certain scheduling, asset management, and billing services from CECG under a power services agency agreement that expires December 31, 2014 (the “Power Services Agency Agreement”).  The required payments and amounts charged to expense for each year of the Power Services Agency Agreement and the resulting prepaid costs at the respective year ends are as follows:

	Payments	Expense	Period-End Total Prepaid Balance
	(In Thousands)
November 6 through December 31, 2009	$6,417	$2,691	$3,726
2010	42,100	16,145	29,681
2011	13,600	16,145	27,136
2012	8,500	16,145	19,491
2013	8,500	16,145	11,846
2014	4,300	16,146	—
Total	$83,417	$83,417

Upon the consummation of the planned merger between CEG and Exelon as discussed in Note 1, the Power Services Agency Agreement will be amended to reflect the cost of the service, with such cost not to exceed $358,333 in any month.

Contractual Services Agreement

EDFI has seconded certain of its employees to the Company, and the Company has agreements to reimburse EDFI for the costs of these employees.  During the years ended December 31, 2011 and 2010 and the period from November 6, 2009 to December 31, 2009 (the “periods ended December 31, 2011, 2010, and 2009”), the Company incurred costs of $1.9 million, $1.8 million, and $84,000, respectively, under this agreement.  These costs are recorded in “Contractual, professional, and staff augmentation services” expense.

Through November 2, 2010, UniStar Nuclear Energy, LLC (“UNE”) was a 50/50 joint venture between subsidiaries of CEG and EDF.  Effective November 3, 2010, EDF increased its ownership in UNE to 100% by purchasing CEG’s interest.  Through November 30, 2011, the Company had assigned certain of its employees, and had provided technical, managerial, and administrative services, to UNE through a cost-reimbursement project-billing agreement.  During the periods ended December 31, 2011, 2010, and 2009, reimbursable costs recorded as a reduction of “Compensation-related expenses” were approximately $11.0 million, $26.4 million, and $3.5 million, respectively.

The Company provides certain of its information technology applications to a subsidiary of CEG and (through December 2010) to UNE.  During the periods ended December 31, 2011, 2010, and 2009, the Company charged costs of approximately $2.1 million, $2.6 million, and $0.5 million to the CEG subsidiary and none, $0.2 million, and $0.1 million to UNE, respectively.  These amounts were recorded as reductions of “Other expenses.”

Unsecured Revolving Lines of Credit

In May 2011, the Company executed unsecured revolving promissory notes to CNL and to EDFI which provide the Company the opportunity to borrow up to $62.5 million under each note (for a total of $125 million).  Each of these credit facilities expires on October 31, 2012.  The CNL and EDFI notes contain essentially identical terms, and requests from the Company for borrowings must be submitted 50% to CNL and 50% to EDFI.  Borrowings under the notes shall be repaid in terms of one, three, or six months as selected by the Company, with prepayment permitted at any time; however, all outstanding borrowings are due no later than October 31, 2012.  The availability to draw funds under the lines of credit and the maturity dates of the loans would not be affected by the merger between CEG and Exelon.  Outstanding principal balances borrowed under the notes are reported as “Short-term borrowings from CEG and EDF Inc.” in the consolidated balance sheets.

The fees are the same under the two lines of credit.  A total of $275,000 in fees was paid at inception and is being amortized on a straight-line basis over the term of the commitment and charged to “Other income (expense).”  In addition,

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

commitment fees accrue at the rate of 0.50% of the undrawn amounts available under the lines, are payable annually, and are also charged to “Other income (expense).”  Interest accrues on the amounts borrowed on a daily basis at a fixed rate per year equal to the rate at which deposits of United States dollars are offered by prime banks in the London interbank market, plus 250 basis points, and is payable at the end of each borrowing term.  As of December 31, 2011, the outstanding borrowings under each of the notes are $30.0 million (a total of $60.0 million), and the weighted average interest rate for the borrowings outstanding is 3.25%.  During the year ended December 31, 2011, approximately $755,000 in interest cost was incurred, all of which was capitalized in “Construction work in progress.”

Nuclear Property and Accidental Outage Insurance

The Company’s plants are provided property and accidental outage insurance through Nuclear Electric Insurance Limited (“NEIL”), a mutual insurance company.  Prior to July 1, 2010, CENG was the member-insured of NEIL.  Effective July 1, 2010, CEG and EDFI became the members-insured through their ownership interest in CENG.  As the members-insured, CEG and EDFI have assigned the loss benefits under the insurance to the Company’s operating subsidiaries, with the Company named as an additional insured party.  In consideration for receiving the loss benefits, the Company pays the NEIL premiums and the related premium taxes.  The Company’s expense for NEIL premiums is recorded as a component of “Insurance” and was approximately $9.2 million, $9.4 million, and $1.4 million for the periods ended December 31, 2011, 2010, and 2009, respectively.

For the portion of 2010 that the Company was the member-insured, the Company incurred a total of approximately $243,000 in remuneration fees for member guarantees of the NEIL obligations.  These fees were charged by CEG and EDFI in proportion to their member interests, reported as a component of “Other income (expense)” in 2010, and paid in 2011.

Obligation to Transfer Land to UNE

In connection with EDF’s acquisition of CEG’s interest in UNE, the Company is obligated to transfer to UNE, via fee simple and/or easement interests, portions of its land at the Nine Mile Point and Ginna sites.  This obligation, which is subject to the Company obtaining the requisite approvals, and which must be completed by October 2012, is not expected to materially affect the Company’s ability to operate its existing units at these sites.  The book value of the land to be transferred is not material.  No consideration is required to be paid to the Company for these properties or easements.

Contingent Receipts and Related Disbursements

As discussed in Note 4, CEG is entitled to any funds received from the U.S. Department of Energy (“DOE”) that reimburse costs expended prior to the EDF Closing for the storage of spent nuclear fuel at the Company’s nuclear sites.  For the year ended December 31, 2011, the Company received approximately $35.5 million from the DOE as reimbursement of costs expended prior to the EDF Closing and remitted that amount to CEG.  This $35.5 million had no effect on the Company’s financial statements.  In addition, at December 31, 2011, the Company has recorded a current receivable from the DOE and an offsetting current payable to CEG of $4.0 million for the reimbursement of additional costs expended prior to the EDF Closing.

Guarantees and Other Contingent Payment Obligations

CEG and EDF International have issued or are otherwise responsible for the following guarantees, financial assurances, and other contingent payment obligations on behalf of the Company or its operating subsidiaries with respect to various obligations of the Company or its operating subsidiaries in the combined aggregate amount of approximately $886.1 million.  CEG and EDF International share in these obligations in proportion to the respective member interests.

•

$587.5 million in contingent payment obligations for the payment of contingent retrospective premium adjustments for the nuclear liability insurance discussed in Note 11 (EDF is also responsible with EDF International for its share of these contingent payment obligations);

•	$290.0 million in combined support agreement obligations to meet U.S. Nuclear Regulatory Commission (“NRC”) requirements;
•	$7.3 million in guarantees associated with hazardous waste management facilities and underground storage tanks; and

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

•	$1.3 million in an irrevocable standby letter of credit for workers compensation insurance deductibles.

3.              Significant Accounting Policies

Significant accounting policies pertaining to matters discussed in other notes are disclosed in those notes.  The following are significant accounting policies not discussed elsewhere.

Basis of Presentation

These consolidated financial statements are presented in United States dollars in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and they include the accounts of the Company and all entities controlled by the Company.  All material intercompany balances and transactions have been eliminated.

Management evaluated for inclusion in these financial statements events and transactions that occurred after December 31, 2011 through January 21, 2012, the date these financial statements were issued.

Use of Estimates

When preparing financial statements in accordance with GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

Significant estimates inherent in the preparation of these consolidated financial statements include those associated with the depreciation of property, plant, and equipment; impairment evaluations of long-lived assets; the valuation of asset retirement obligations; and the valuation of pension and postretirement obligations.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-year presentation.  These reclassifications did not affect net income or net cash flows for the periods presented.

Derivatives

As discussed in Note 8, in the normal course of business, the Company may purchase financial instruments to manage its exposure to fluctuations in energy prices.  As of December 31, 2011 and 2010, the Company does not have any contracts that meet the definition of a derivative, other than certain PPAs and a capacity agreement (see Notes 5 and 8) which qualify for the normal purchases and normal sales exception under GAAP and which are therefore accounted for on the accrual basis and not reported at fair value.

Fair Value

The Company determines the fair value of its assets and liabilities using unadjusted quoted prices in active markets (“Level 1”) or pricing inputs that are observable (“Level 2”) whenever that information is available.  Unobservable inputs (“Level 3”) are used to estimate fair value only when relevant observable inputs are not available.

The Company classifies assets and liabilities within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset and liability taken as a whole.  Fair value measurements classified as Level 1 or Level 2 are determined by multiplying the pricing input by the quantity.  Fair value measurements classified as Level 3 are determined primarily using the income valuation approach, which involves discounting estimated cash flows using assumptions that market participants would use in pricing the asset or liability.

In May 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance on fair value measurements and disclosure requirements.  The update aligns the accounting requirements for fair value measurements under GAAP and international financial reporting standards.  The new requirements will be effective for the Company as of January 1, 2012.  The Company does not expect the adoption of this update to have a material impact on its financial results; however, it will result in additional disclosures.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Income Taxes

The Company’s qualified nuclear decommissioning trust funds are subject to federal income taxes as separate taxable entities, and a provision for those taxes is made in these financial statements.  No additional provision for income taxes is made in these financial statements because the Company is considered a partnership for income tax purposes and, accordingly, the members are responsible for the income tax consequences of their respective shares of the Company’s income, loss, deductions, and credits.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments (primarily money market funds and demand deposits) with original maturities of three months or less, other than such investments held in and reported as “Nuclear decommissioning trust funds.”  The carrying amounts of cash equivalents reported in the Consolidated Balance Sheets approximate fair value because of the short maturity of those instruments, and these instruments are classified as Level 2 inputs.

Accounts Receivable

Accounts receivable are stated net of any allowance for doubtful accounts.  At December 31, 2011 and 2010, the allowance for doubtful accounts was not material.

Spare Parts, Materials, and Supplies

Spare parts, materials, and supplies (other than capital spares and rotatable spares, which are included in property, plant, and equipment) are charged to that current asset account when purchased and then capitalized to plant or expensed, as appropriate, when installed or used.  These items are stated at average cost and are reviewed periodically for obsolescence.

Deposited Collateral

In connection with the Company’s participation with regional independent system operators (“ISOs”), the Company has provided cash collateral to the ISOs and other parties.  At December 31, 2011 and 2010, $2.0 million and $1.7 million was recorded in “Other prepaid expenses and current assets,” and $1.0 million and $0.3 million was recorded in “Other noncurrent assets,” respectively.

Nuclear Fuel

The contracts for the purchase, conversion, and enrichment of nuclear fuel and the fabrication of nuclear fuel rod assemblies do not meet the definition of a derivative or a lease, and the Company accounts for them on the accrual basis.  The costs of these items are recorded in the Consolidated Balance Sheets as “Nuclear fuel — net of accumulated amortization.”

In addition, as discussed in Note 4, the costs of canisters for the storage of spent nuclear fuel are recorded as “Nuclear fuel — net of accumulated amortization” for sites where a settlement for the reimbursement of these costs has not been reached with the DOE (as of December 31, 2011, Nine Mile Point).  Upon the execution of a DOE-reimbursement settlement agreement for a site, the unamortized canister costs for the site are reclassified from the nuclear fuel account to the “Other receivable — DOE” account (current or noncurrent, as appropriate) in the Consolidated Balance Sheets, and the related amortization expense is reversed.

The nuclear fuel costs are amortized based on the energy produced over the life of the fuel in the reactor, and the amortization expense is reported in the Consolidated Statements of Income as “Amortization of nuclear fuel.”  In addition, fees paid to the DOE for the disposal of spent nuclear fuel are recorded to expense as incurred.

Revenue Sharing Agreements

In connection with the purchase of NMP2, the Company entered into 10-year unit-contingent revenue sharing agreements (“RSAs”) with each of the former owners of NMP2 (the “Former NMP2 Owners”).  The RSAs, which apply to only the 82% of NMP2 owned by the Company, became effective on December 1, 2011 upon the expiration of the NMP2 PPAs

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

(see Note 8) and will expire in November 2021.  Under the RSAs, the Company is required to calculate monthly price adjustments based on the difference between 1) the market price of energy and capacity and 2) the RSA floor price.  When the sum of the monthly price adjustments for a contract quarter is negative, the Company “banks” 80% of the calculated amount as a credit to be applied against any positive amounts calculated for subsequent contract quarters.  When the sum of the monthly price adjustments for a contract quarter is positive, the Company makes cash payments to the Former NMP2 Owners for 80% of the positive amount calculated, net of any banked credits.

Because the RSAs are unit contingent and therefore have no notional, they are not considered derivatives and are therefore accounted for under the accrual method.  For the month of December 2011, market prices were below the RSA floor price, and accordingly no expense was recognized.

Long-Term Incentive Plan

The Company grants cash-based awards to key employees under certain long-term incentive plans (“LTIP”).  The amount of the award is based primarily on the attainment of certain operational goals over a stated service period, typically three years.  The estimated award amounts are accrued ratably over the service period as a component of “Compensation-related expenses.”

Comprehensive Income

During 2011, the FASB issued updated requirements on the presentation of comprehensive income which eliminate the option to present other comprehensive income in the statement of changes in equity.  The new requirements will be effective for the Company as of January 1, 2013, with earlier adoption permitted.  The Company does not expect the adoption of this standard to have an impact on its financial results, other than the presentation of a statement of comprehensive income in the same statement as the statement of income or as a separate statement.

4.              Spent Nuclear Fuel Storage Costs Reimbursable by the U.S. Department of Energy

The Nuclear Waste Policy Act of 1982, as amended, (“NWPA”) requires the federal government, through the DOE, to develop a repository for the disposal of spent nuclear fuel and high-level radioactive waste (“SNF”).  In accordance with the NWPA and the Company’s industry-standard contracts with the DOE, the Company pays to the DOE a fee of one mill ($.001) per KWH of net nuclear generation for the cost of SNF disposal (the “DOE Fee”) and charges this fee to “Department of Energy waste disposal fees.”  Although the NWPA and the Company’s contracts with the DOE required the DOE to begin taking possession of SNF no later than January 31, 1998, the DOE has failed to meet its obligation.  The DOE’s delay in taking possession of SNF has required the Company to undertake additional actions and incur costs to provide and maintain appropriate on-site dry fuel storage at all three of its nuclear sites.  The Company has installed or plans to install independent spent fuel storage installations (“ISFSI”) at each of its sites, as discussed in Note 5.

Each of the Company’s plant subsidiaries have filed complaints against the federal government seeking to recover damages caused by the DOE’s delays.  During 2011, the Company executed settlement agreements pertaining to Calvert Cliffs and Ginna under which the government has agreed to reimburse the Company for SNF storage costs expended or to be expended through 2013 as a result of the DOE delays (“DOE Reimbursable Costs”).  Each of the settlement agreements establishes an initial reimbursement amount (one of which was received during 2011 and the other during 2012) and a process for the reimbursement of subsequent annual claims.  The first subsequent annual claim under each settlement agreement was submitted during 2011.  Upon the mutual agreement between the Company and the government, these agreements can be extended to cover costs expended beyond 2013.  In connection with the settlements, the Company withdrew its complaints against the government for these two sites and forever waived any rights it may have had to offset its claims against the ongoing DOE Fees for these two sites.  The settlement agreements do not address costs to be expended after the term of the agreements (currently 2013) and do not relieve the DOE of its ongoing obligation to remove and dispose of the SNF.

The complaint for Nine Mile Point is currently stayed, pending litigation and negotiations in other related cases.  It is likely that the Company will execute a settlement agreement for Nine Mile Point similar to the settlement agreements for Calvert Cliffs and Ginna.

In connection with the purchase of Ginna, the former owner agreed to retain the obligation to pay to the DOE a one-time fee for the period prior to the date that the former owner began to pay its DOE Fee, and the Company agreed that the first

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

$10 million of the recovery from the DOE relating to Ginna would be paid to the former owner (the “Ginna Former Owner Claim”).  The DOE remitted that $10 million directly to the former owner in January 2012.  In connection with the EDF Closing, the Company agreed that all recoveries from the DOE, other than the Ginna Former Owner Claim, relating to costs expended by each site prior to the EDF Closing would be paid to CEG (the “CEG Claims”) either directly from the government or indirectly through CENG.  Other than the Ginna Former Owner Claim and the CEG Claims, all other amounts received from the DOE for SNF cost reimbursement belong to CENG (the “CENG Claims”).

As a result of executing the DOE settlement agreements for Calvert Cliffs and Ginna and the Company’s expectation of recovering the costs comprising the CENG Claims, the Company reclassified the amount of CENG Claims for costs incurred through December 31, 2011 for Calvert Cliffs and Ginna to “Other receivable — DOE” and reversed any previously recorded “Amortization of nuclear fuel” and “Depreciation” on such amounts to adjust the balances of the nuclear fuel and PP&E accounts as if these costs had never been incurred.  The Company has not reclassified or reversed any amounts for Nine Mile Point because a DOE settlement agreement had not been executed for that site at December 31, 2011.  The net effect of the settlement agreements for Calvert Cliffs and Ginna, and the resulting receipts and payments, on the 2011 consolidated statement of income and consolidated balance sheet is as follows:

Effect of DOE Settlements on 2011 Consolidated Financial Statements

(In Thousands)
Statement of Income:
Decrease in amortization of nuclear fuel	$4,620
Decrease in depreciation	964
Decrease in various other expenses	1,775
Increase in net income	$7,359

Balance Sheet:
Cash:
Gross receipts for recovery of CEG Claims	$35,450
Remittance to CEG of CEG Claims	(35,450)
Net cash	—

Increase in other receivable - DOE:
Unpaid claims submitted to the DOE (of which $13,501 was received in January 2012)	37,332
Claims not submitted to the DOE	2,669
Total increase in other receivable - DOE	40,001
Decrease in nuclear fuel - net of accumulated amortization	3,179
Decrease in total property, plant, and equipment	25,443
Increase in accounts payable - CEG and subsidiaries of CEG	4,020
Increase in retained earnings - increase in net income above	7,359

5.              Property, Plant, and Equipment

Original Cost

Property, plant, and equipment (“PP&E”) is recorded at its original cost, which includes the material, labor, and contractor costs directly associated with the acquisition or construction of the PP&E.  In addition, as discussed in Note 7, the cost of PP&E includes the associated asset retirement costs.  Executive and general management costs are charged to expense, not to PP&E.  The costs of capital projects are accumulated in the Consolidated Balance Sheets as “Construction work in progress” until the assets are placed in service and reflected as “Plant in service.”

The smallest item recorded as PP&E is a retirement unit.  When a retirement unit is replaced and in certain circumstances when a retirement unit is refurbished, the cost of the replacement or refurbishment is capitalized.  When only part of a

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

retirement unit is replaced or when maintenance (including planned major maintenance) is performed, the cost is charged to expense in the Consolidated Statements of Income.

Certain significant spare parts, defined as capital spares or rotatable spares, are recorded in “Plant in service” rather than in “Spare parts, materials, and supplies” and are depreciated and otherwise accounted for consistent with other “Plant in service.”

Depreciation Expense and Useful Life

More than 95% of the carrying value of the Company’s PP&E consists of plant buildings and equipment, which are depreciated using the group straight-line method.  Depreciation groups under the group method consist of retirement units that are similar in nature and that have generally similar useful lives.  Full depreciation studies are performed periodically to update the useful lives of the various depreciation groups, and updated studies are performed in years in which full studies are not performed.

PP&E other than plant buildings and equipment consists of computer software, office equipment and furniture, and other plant equipment, which are depreciated on a straight-line basis.

All assets, regardless of the depreciation method, are depreciated through the shorter of their useful lives or the license expiration date of the plant with which they are associated.  For the periods ended December 31, 2011, 2010, and 2009, the weighted average annual depreciation rate applied to the gross cost of “Plant in service” was 3.4%, 3.2%, and 2.9%.  At December 31, 2011, the weighted average remaining depreciable lives of the “Plant in service” for the Company’s reactor units ranged from 16 to 31 years, and the remaining license lives of the reactor units ranged from 18 to 35 years.

Retirements

For routine retirements of PP&E depreciated under the group depreciation method, the cost of the asset being retired is removed from both “Plant in service” and “Accumulated depreciation” in the Consolidated Balance Sheets.  No gain or loss is recorded for routine retirements because the depreciation rates under the group method contemplate a statistical dispersion of routine retirement activity.  For extraordinary retirements not contemplated in the periodic depreciation studies, and for the retirement of other PP&E not depreciated under the group method of depreciation, any disposition gain or loss is recorded in the Consolidated Statements of Income.  The cost of removing assets from service is charged to expense as incurred.

Impairment Evaluations

The Company periodically evaluates whether events have occurred or conditions have changed that would indicate that a further evaluation is warranted to determine whether its PP&E may be impaired.  This evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  The PP&E asset groups evaluated for impairment are 1) Calvert Cliffs, 2) Nine Mile Point, 3) Ginna, and 4) the entire Company including its headquarters and non-plant PP&E.  The PP&E asset groups consist of the plant-specific PP&E, nuclear fuel, and PPA assets and liabilities.  Impairment would be indicated if the undiscounted estimated future cash flows are less than the carrying amount of the asset group, in which case the carrying values of the assets comprising the impaired PP&E asset group would be adjusted to their fair values, and a corresponding charge would be reflected in the Consolidated Statement of Income.  At December 31, 2011 and 2010, and for the periods ended December 31, 2011, 2010, and 2009, none of the Company’s PP&E asset groups were impaired.

ISFSI Construction Costs

The cost of PP&E includes the construction costs of onsite ISFSIs for sites for which a settlement for the reimbursement of the costs has not been reached with the DOE and for costs expended by the Company which are not reimbursable to the Company.  Such costs included in PP&E at December 31, 2011 consist of the construction costs of the Nine Mile Point ISFSI and any costs for the Calvert Cliffs and Ginna ISFSIs which are not reimbursable by the DOE or are payable to CEG or the former owner of the Ginna plant.  As described in Note 4, upon the execution of a DOE-reimbursement settlement agreement for a site, the reimbursable ISFSI and related accumulated depreciation costs for the site are reclassified from PP&E to “Other receivables — U.S. Department of Energy” in the Consolidated Balance Sheets, and the related depreciation expense is reversed.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Nine Mile Point Unit 2

The Consolidated Balance Sheets include the following balances for the Company’s 82% interest in NMP2:

CENG’s 82% Portion of NMP2	December 31, 2011	December 31, 2010
	(In Thousands)
Plant in service	$437,961	$431,826
Accumulated depreciation	(113,687)	(102,987)
Net plant in service	324,274	328,839
Construction work in progress	164,397	113,075
Total property, plant, and equipment	$488,671	$441,914

The Company has been making investments at NMP2 that are expected to increase the capacity of that unit by an additional 150 MW by 2014.  LIPA is participating in 18% of this capacity increase and related costs, consistent with its existing ownership interest.  As a result, the Company’s and LIPA’s ownership interests remain at 82% and 18%, respectively.

In expectation of the capacity increase, during 2010 the Company purchased rights to deliver additional capacity to the New York Independent System Operator.  The fair value of the Company’s 82% share of the delivery rights was approximately $3.7 million, consisting of the payment of approximately $2.2 million (net of LIPA’s share of $0.5 million) plus the execution of a below-market agreement valued at $1.5 million (net of LIPA’s share of $0.3 million) to sell a portion of the capacity increase over a 36-month period.  The Company recorded this $3.7 million fair value as a component of “Other noncurrent assets,” and this amount will be amortized over the remaining life of NMP2 beginning at the completion of the capacity increase.  The amortization expense is not expected to be material.

The $1.5 million fair value of the capacity-sale agreement was recorded as a component of “Other noncurrent liabilities,” and this amount will be amortized over the 36-month period of the capacity agreement.  As discussed in Note 10, if the capacity increase is obtained, the Company will be obligated to provide a $3.0 million parental guarantee to secure its obligations under this agreement throughout its term.

6.              Nuclear Decommissioning Trust Funds

As discussed in Note 7, the Company is obligated to decommission its plants in accordance with NRC regulations and relevant state requirements following the permanent cessation of operations.  In accordance with such regulations and requirements, the Company maintains external trust funds which are restricted to pay for the costs expected to be incurred to decommission its plants.  The Company’s Investment Committee establishes the general investment strategy for the trust funds, including the asset allocation among investment categories.  Investments by nuclear decommissioning trust funds are guided by the prudent investor principle, and the trusts are prohibited from investing directly in CEG, EDF, their affiliates, or any entity that directly or indirectly owns a foreign or domestic nuclear power plant.

It is expected that decommissioning activities, which must be completed within 60 years following termination of plant operations, will be undertaken through the 2080 decade.  If the actual return on trust fund assets were to be lower than expected, or if the costs or timing of decommissioning activities were to change, the Company could have to provide additional funding, which could have a material adverse effect on the Company’s liquidity and financial results.  No contributions were made to any of the trust funds during the periods ended December 31, 2011, 2010, or 2009, and the only distributions from the trust funds were for ongoing permissible expenses such as taxes, trustee fees, and investment management fees.

The NRC requires that every two years, or more frequently if necessary, U.S. nuclear power generation companies provide reasonable financial assurance that funds will be available to decommission their sites.  If a funding shortfall were to be noted, the NRC could require additional financial assurance in the form of additional contributions to the trust funds, letters of credit, or guarantees from the members.  The Company’s most recent biennial financial assurance submission was in March 2011, and no additional financial assurance was required by the NRC.

The trust fund investments are classified as available-for-sale securities and are reported at fair value in the Consolidated Balance Sheets as “Nuclear decommissioning trust funds.”  A decline in the fair value of a trust fund investment below its

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

book value is recognized as an impairment.  Impairments are charged to “Net pre-tax earnings on nuclear decommissioning trust funds” in the Consolidated Income Statements and result in a reduction in the basis of the investment.  An increase in the fair value of a trust fund investment above its cost or adjusted cost is recorded as a component of “Other comprehensive income.”

The following is a summary of the trust fund investments at December 31, 2011 and 2010:

	Adjusted Cost	Pre-Tax Unrealized Gains Recorded in Accumulated Other Comprehensive Income	Fair Value
	(In Thousands)
At December 31, 2011:
Marketable equity securities	$230,301	$173,746	$404,047
Mutual funds / common collective trusts	3,904	2,258	6,162
U.S. treasuries	38,459	3,170	41,629
Total Level 1 input	272,664	179,174	451,838

Mutual funds / common collective trusts	472,221	193,548	665,769
Corporate debt securities	128,371	15,189	143,560
U.S. government agency securities	36,723	2,539	39,262
State municipal bonds	91,408	10,534	101,942
Cash equivalents	34,833	—	34,833
Total Level 2 input	763,556	221,810	985,366

Total at December 31, 2011	$1,036,220	$400,984	$1,437,204

At December 31, 2010:
Marketable equity securities	$226,608	$169,403	$396,011
Mutual funds / common collective trusts	3,904	2,270	6,174
U.S. treasuries	29,548	567	30,115
Total Level 1 input	260,060	172,240	432,300

Mutual funds / common collective trusts	468,382	186,801	655,183
Corporate debt securities	147,890	17,517	165,407
U.S. government agency securities	36,661	1,846	38,507
State municipal bonds	71,568	2,880	74,448
Cash equivalents	19,714	—	19,714
Total Level 2 input	744,215	209,044	953,259

Total at December 31, 2010	$1,004,275	$381,284	$1,385,559

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

The investments in corporate debt securities, U.S. government agency securities, U.S. treasuries, and state municipal bonds mature on the following schedule:

At December 31, 2011
(In Thousands)
Less than 1 year	$19,137
1-5 years	88,696
5-10 years	85,209
More than 10 years	133,351
Total maturities of debt securities	$326,393

“Net pre-tax earnings on nuclear decommissioning trust funds” for the periods ended December 31, 2011, 2010, and 2009 were as follows, with cost determined on a tax-lot basis:

	December 31,
For the Period Ended	2011	2010	2009
	(In Thousands)
Gross realized gains	$17,417	$22,593	$2,482
Gross realized losses other than impairment losses	(4,471)	(2,750)	(1,749)
Impairment losses	(10,912)	(7,113)	(1,420)
Net realized gains (losses)	2,034	12,730	(687)
Interest and dividend income	39,348	37,750	5,957
Trustee fees and investment manager fees	(2,250)	(2,176)	(54)
Net pre-tax earnings on nuclear decommissioning trust funds	$39,132	$48,304	$5,216

7.              Asset Retirement Obligations

As discussed in Note 6, the Company incurs legal obligations, known as asset retirement obligations (“AROs”), arising from the requirement to dismantle, decontaminate, and dispose of (“decommission”) its nuclear generating facilities in connection with their future retirement.  AROs also include any site restoration and land rehabilitation activities needed to comply with state requirements.  The AROs are measured by estimating their present values based upon management’s judgment of the probability, amount, and timing of decommissioning payments and the appropriate interest rates to discount these future cash flows to present value.

The ARO measurements are determined utilizing site-specific decommissioning cost estimates which are updated periodically.  As discussed below, the most recent decommissioning cost study was completed in 2010.  The Company believes the estimates developed during the 2010 study continue to be reasonable as of December 31, 2011.  However, given the magnitude of the amounts involved, the complicated and ever-changing technical and regulatory requirements, and the long time horizons involved, the actual obligation could vary from the assumptions used in management’s estimates, and the impact of such variations could be material.

When an ARO liability is recorded, a corresponding increase to the related long-lived asset is also recorded.  When changes in the assumptions used to calculate the fair value of existing AROs result in a material change to the existing carrying value, the carrying values of both the ARO liability and the related long-lived asset are adjusted.

Since the fair value of the ARO is determined using a present value approach, accretion of the liability due to the passage of time is recognized in the Consolidated Statements of Income as “Accretion of asset retirement obligations.”  When the liability is finally settled, a gain or loss will be recorded for any difference between the recorded liability and the actual costs incurred.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

The following is a rollforward of the ARO liability for the periods ended December 31, 2011, 2010, and 2009:

ARO Rollforward	Amount
(In Thousands)
Liability at November 6, 2009	$1,025,142
Accretion expense	11,257
Liability at December 31, 2009	1,036,399
Net decrease from revisions to estimated cash flows	(116,196)
Accretion expense	73,613
Liability at December 31, 2010	993,816
Accretion expense	71,061
Liability at December 31, 2011	$1,064,877

During 2010, the Company recorded a decrease in the ARO liability of $116.2 million as a result of an updated decommissioning cost study.  The decrease was attributable primarily to the deferral of costs associated with the lengthening of the expected dormancy period prior to the commencement of decommissioning activities, partially offset by additional costs associated with the expected delay by the DOE in providing a permanent centralized repository for spent nuclear fuel, as discussed in Note 4.

8.              Revenue and Power Purchase Agreements

Revenue Recognition Policy

The Company earns revenue primarily from the sale of power generated by its plants, and to a lesser extent from the sale of capacity and ancillary services.  Revenue is recognized on the accrual method when delivery occurs.

Sales of Power

The majority of the Company’s energy is sold through PPAs which are for the physical delivery of energy.  Certain of the PPAs meet the definition of a derivative, but because they are for the physical delivery of energy, they qualify for the normal purchases and normal sales exception, which the Company has elected.  Accordingly, all of the PPAs are accounted for on an accrual basis.  Energy not sold under PPAs is sold through independent system operators (“ISOs”) at day-ahead or real-time market prices and is recognized as revenue when delivery occurs.

In addition, where the Company is required to purchase power to fulfill a contractual commitment, the Company may purchase financial instruments to manage its exposure to price fluctuation.  These instruments are derivatives and are recorded at fair value, with changes in fair value recognized as a component of “Purchased energy” expense.  The net gains recognized on these instruments during the periods ended December 31, 2011, 2010, and 2009 were approximately $398,000, $64,000, and none, respectively.  At December 31, 2011, the fair value of these instruments was approximately $140,000, reported as a component of “Other prepaid expenses and current assets.”  No such instruments were held by the Company at December 31, 2010.

Capacity and Ancillary Services

The capacity market is administered by the ISOs to ensure that adequate capacity resources will be available within their region.  The Company sells the majority of its capacity through ISO capacity auctions at the market clearing price.  Capacity revenue is recognized under the accrual method.  The capacity arrangements include penalties that are due under certain circumstances if the Company is unable to meet its capacity obligations.  Penalties are recognized as a reduction to “Capacity and ancillary services revenues” when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Ancillary services markets are administered by the ISOs to support the reliability of the transmission system.  Revenue for ancillary services is recognized as the services are performed.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Power Purchase Agreements

The Company has a fixed-price unit-contingent PPA which expires in June 2014 with the former owner of the Ginna plant for approximately 90% of the available energy output and capacity from that plant.  The Ginna PPA was executed in November 2003 at prices other than market, and it became effective upon the closing of the acquisition of Ginna in June 2004.  Accordingly, the fair value of the Ginna PPA was recorded in the Consolidated Balance Sheet at the time of execution and is being amortized against revenue over the remaining term of the contract.

The Company had fixed-price unit-contingent PPAs which expired in November 2011 with the Former NMP2 Owners for a total of 90% of the Company’s 82% share of the available energy from NMP2.  Because these PPAs were at market value when they became effective in November 2001, the Company did not record a PPA asset or liability.

On November 6, 2009, the Company entered into PPAs with CECG and EDFTNA for those entities to purchase from the Company 85%-90% and 10%-15%, respectively, of substantially all of the energy available from its plants through 2014 after it fulfills its obligations under the Ginna PPA and NMP2 PPAs.  A provision within the PPAs allows the Company to fix the pricing for certain portions of available energy.  Through this provision, the Company has fixed the price of certain quantities of energy to be delivered through 2013.  In the event of an unplanned outage, the Company is required to purchase energy to meet these delivery obligations.  During the periods ended December 31, 2011, 2010, and 2009, such purchases amounted to $23.2 million, $26.0 million, and none, respectively.

Effective November 2010, the PPAs with CECG and EDFTNA were amended.  The amended PPAs contain a provision which allows the Company to fix the price of the remaining available energy on a unit-contingent basis through December 2014, and the Company has used this provision to fix the price for portions of future quantities available for sale under these PPAs.  In addition, the Company entered into new unit-contingent PPAs with CECG and EDFTNA for those entities to purchase from the Company 50.01% and 49.99%, respectively, of all available energy at the day-ahead market price beginning January 2015 and continuing through the permanent cessation of power generation at each operating unit.

At inception, the CECG PPAs were structured at below-market prices for 2010 and 2011.  The fair values of the PPAs, which were determined using Level 2 inputs, totaled approximately $772.1 million at inception.  The Company recorded this amount in the Consolidated Balance Sheet as “Power purchase agreement with CECG” and has amortized it into revenue over the two-year period beginning January 2010 based on the terms of the contracts.

The table below presents the actual historical and estimated future favorable (unfavorable) non-cash effect on revenues of the amortization of the CECG PPA liabilities and the Ginna PPA asset:

Period Ended December 31,	2009	2010	2011	2012	2013	2014	Total
	(In Thousands)
CECG PPA liability amortization	$—	$371,276	$400,854	$—	$—	$—	$772,130
Ginna PPA asset amortization	882	(1,446)	(2,152)	(3,205)	(3,881)	(2,611)	(12,413)
Net PPA amortization	$882	$369,830	$398,702	$(3,205)	$(3,881)	$(2,611)	$759,717

9.              Employee Benefit Plans

Benefit Plan Descriptions

The Company sponsors several qualified and nonqualified defined-benefit pension, postretirement benefit, and other postemployment benefit plans, as well as contributory employee savings plans.  The majority of Nine Mile Point employees are covered by one set of benefit plans, and the rest of the Company’s employees (Calvert Cliffs, Ginna, and the headquarters staff) are covered by another set of benefit plans.  Prior to the EDF Closing, CENG employees other than Nine Mile Point employees had participated in CEG’s benefit plans.  Effective November 6, 2009, the defined benefit obligations for those plans were transferred at historical cost from CEG to the Company, except for those associated with the nonqualified supplemental pension plan, which were transferred to the Company at historical cost upon the June 2010 formation of the Company’s plan for these benefits.  The measurement date for each of the plans is December 31, 2011.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Pension Benefits

The Company maintains one qualified pension plan for its Nine Mile Point employees, another qualified pension plan (“CENG Pension Plan”) for the rest of the Company’s employees, and a nonqualified supplemental pension plan in which only certain employees are eligible to participate (collectively referred to as the “Pension Plans”).  In general, the benefits under the Pension Plans are calculated based on age, years of service, and pay.

On November 6, 2009, the assets of the CENG Pension Plan were segregated to a master trust sub-account within CEG’s pension plan master trust based on a preliminary allocation of plan assets under Section 4044 of ERISA.  During 2010, following the final ERISA Section 4044 determination, the CENG Pension Plan assets were transferred to a separate CENG master trust.  The Nine Mile Point pension plan assets were also transferred from the CEG master trust to the CENG master trust.  During 2011, the estimates used as a basis for the final ERISA Section 4044 determination were revised, and approximately $2.5 million was transferred from CENG’s master trust to CEG’s master trust.  The CENG master trust is under the oversight of the CENG Investment Committee (the “Investment Committee”).

The Company funds the qualified pension plans by contributing at least the minimum amount required under the Pension Protection Act and IRS regulations.  The amount of funding is calculated using the traditional unit credit cost method.  The Company contributed approximately $57.3 million and $45.6 million to the qualified pension plans during 2011and 2010, respectively, and expects to contribute approximately $43.8 million during 2012.  There were no contributions to the qualified pension plans for the period November 6, 2009 through December 31, 2009.

Any plan amendments that are made retroactively require the recalculation of benefits related to participants’ past service.  The change in the benefit costs from retroactive plan amendments is amortized on a straight-line basis over the average remaining service period of active employees.

Postretirement Benefits

The Company sponsors defined-benefit postretirement health care and life insurance plans (the “Postretirement Plans”) that cover the majority of its employees.  In general, the benefits under these plans are calculated based on age, years of service, and pension benefit levels or final base pay.  The Company does not fund these plans.  Almost all of the retirees make contributions to cover a portion of the medical plan costs, but retirees do not make contributions to cover the costs of the life insurance plan.  The Company’s contributions for retiree medical coverage for future retirees who were under the age of 55 on January 1, 2002 are capped at the 2002 level except for Nine Mile Point retirees.  The Company’s medical contributions for Nine Mile Point retirees are capped at 2009 levels, and union employees hired after the end of the contract that expired in 2006 are not eligible for retiree medical benefits.

Other Postemployment Benefits

The Company provides postemployment health and life insurance benefits to all eligible employees determined to be disabled.  In addition, the Company provides income-replacement benefits for Nine Mile Point union-represented employees determined to be disabled.  The Company recognized expense associated with its postemployment benefits of approximately $0.7 million, $1.9 million, and $48,000 for the periods ended December 31, 2011, 2010, and 2009, respectively.

Employee Savings Plan Benefits

The Company sponsors defined-contribution employee savings plans that are offered to all eligible employees.  The plans are qualified 401(k) plans under the Internal Revenue Code.  The Company makes matching contributions in cash to participant accounts under these plans; these matching contributions totaled approximately $6.4 million, $6.4 million, and $1.0 million for the periods ended December 31, 2011, 2010, and 2009, respectively.

Pension, Postretirement, and Postemployment Plan Liabilities

The following tables show the liabilities recorded for the pension, postretirement, and postemployment plans at each of the balance sheet dates net of plan assets.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Benefit Obligations Net of Plan Assets	Pension Plans	Postretirement Plans	Postemployment Plans	Total
	(In Thousands)
At December 31, 2011:
Current portion	$226	$4,503	$1,236	$5,965
Noncurrent portion	217,873	126,616	7,730	352,219
Total	$218,099	$131,119	$8,966	$358,184

At December 31, 2010:
Current portion	$442	$4,116	$1,276	$5,834
Noncurrent portion	199,282	101,436	7,790	308,508
Total	$199,724	$105,552	$9,066	$314,342

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Changes in Benefit Obligations and Assets of the Pension and Postretirement Plans

The following tables show the balances and changes in the benefit obligations and plan assets of the pension and postretirement benefit plans.

	Pension Plans		Postretirement Plans
For the Period Ended December 31,	2011	2010	2011	2010
	(In Thousands)
Change in benefit obligations:
Benefit obligation at beginning of period	$499,776	$411,197	$105,552	$91,478
Service cost	23,558	18,889	5,077	4,733
Interest cost	24,323	24,152	5,889	5,676
Contributions by participants	—	—	2,700	1,853
Medicare Part D reimbursements	—	—	150	56
Early Retireee Reinsurance Program	—	—	710	—
Actuarial loss	30,661	62,521	17,526	9,535
Plan amendments	7,539	—	—	(754)
Transfer of supplemental nonqualified pension from CEG	—	2,784	—	—
Benefits paid, including both annuity payments and lump-sum distributions	(41,264)	(19,767)	(6,485)	(7,025)
Benefit obligation at end of period	544,593	499,776	131,119	105,552

Change in plan assets:
Fair value of plan assets at beginning of period	300,052	238,648	—	—
Transfer to CEG pension trust	(2,455)	—	—	—
Actual return on plan assets	11,190	35,285	—	—
Employer contribution	58,971	45,886	2,925	5,116
Plan participants’ contributions	—	—	2,700	1,853
Medicare Part D reimbursements	—	—	150	56
Early Retireee Reinsurance Program	—	—	710	—
Benefits paid, including both annuity payments and lump-sum distributions	(41,264)	(19,767)	(6,485)	(7,025)
Fair value of plan assets at end of period	326,494	300,052	—	—

Liability at end of period	$218,099	$199,724	$131,119	$105,552

The benefit obligation above is the projected benefit obligation (“PBO”) for the Pension Plans and the accumulated benefit obligation (“ABO”) for the Postretirement Plans.  The Company is required to reflect the funded status of its Pension Plans above in terms of the PBO, which is higher than the ABO, because the PBO includes the impact of expected future compensation increases on the pension obligation.  The Pension Plans had ABO balances that exceeded the fair value of plan assets as of December 31, 2011 and 2010.  The aggregate ABO balances of the Company’s Pension Plans were $489.0 million and $443.9 million as of those respective dates.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Net Periodic Benefit Cost and Amounts Recognized in Other Comprehensive Income

The following table shows the components of net periodic benefits cost for the pension and postretirement plans:

Components of Net Periodic Benefit Cost	Pension Plans			Postretirement Plans
For the Period Ended December 31,	2011	2010	2009	2011	2010	2009
	(In Thousands)
Service cost	$23,558	$18,889	$2,751	$5,077	$4,733	$795
Interest cost	24,323	24,152	3,507	5,889	5,676	847
Expected return on plan assets	(27,544)	(24,882)	(3,445)	—	—	—
Amortization of unrecognized prior service cost	1,046	841	171	(1,022)	(965)	(148)
Recognized net actuarial loss	15,452	11,391	1,781	1,710	1,021	259
Settlements	11,838	—	—	—	—	—
Transition obligation	—	—	—	39	59	9
Amount capitalized as construction cost	(1,583)	(1,127)	(176)	(535)	(457)	(54)
Net periodic benefit cost	$47,090	$29,264	$4,589	$11,158	$10,067	$1,708

The following is a summary of the pension and postretirement amounts that the Company has recorded in “Accumulated other comprehensive income” (“AOCI”) and the expected amortization of those amounts over the next year:

	AOCI Benefits				Expected Amortization
	Pension Plans		Postretirement Plans		Pension	Postretirement
	December 31,				Plans	Plans
	2011	2010	2011	2010	2012	2012
	(In Thousands)
Actuarial loss	$263,978	$241,797	$42,373	$26,557	$18,135	$3,135
Prior service cost	9,572	3,078	(3,953)	(4,975)	1,345	(1,022)
Transition obligation	—	—	38	77	—	38
Total	$273,550	$244,875	$38,458	$21,659	$19,480	$2,151

Expected Cash Benefit Payments

The pension and postretirement benefits the Company expects to pay in each of the next five years and in the aggregate for the subsequent five years are shown below.  These estimated benefits are based on the same assumptions used to measure the benefit obligations at December 31, 2011, but include benefits attributable to estimated future employee service.

Year(s)	Pension Benefits	Postretirement Benefits
	(In Thousands)
2012	$49,275	$4,609
2013	40,533	5,206
2014	49,486	6,023
2015	51,555	6,572
2016	54,864	7,066
2017-2021	239,114	42,286

Assumptions for Pension and Postretirement Benefit Obligations and Periodic Cost

The discount rate is based on an analysis of high-quality corporate bonds whose maturities match the Company’s expected benefit payments.  The expected long-term rate of return on plan assets reflects the Company’s long-term investment strategy in terms of asset mix targets and expected returns for each asset class.  The assumptions used in

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

calculating pension and postretirement obligations and periodic costs differ between the plans for Nine Mile Point employees and the plans for the rest of the Company’s employees.

The weighted-average assumptions used in calculating pension and postretirement obligations were as follows:

	Pension Plans		Postretirement Plans
At December 31,	2011	2010	2011	2010
Discount rate	4.50%	5.25%	4.75%	5.75%
Rate of compensation increase	3.25%	3.75%	3.25%	3.75%

The weighted-average assumptions used in calculating pension and postretirement net periodic cost were as follows:

	Pension Plans			Postretirement Plans
Period Ended December 31,	2011	2010	2009	2011	2010	2009
Discount rate	5.25%	6.00%	5.75%	5.75%	6.50%	5.75%
Expected return on plan assets	8.25%	8.50%	8.50%	N/A	N/A	N/A
Rate of compensation increase	3.75%	3.75%	3.75%	3.75%	3.75%	3.75%

Effective in 2012, the Company reduced its expected long-term rate of return on plan assets assumption from 8.25% to 8.00%.

The health care inflation rate assumptions used in calculating postretirement plan obligations at December 31, 2011 were 7.50% and 7.00% for 2012 and 2013, respectively, with an ultimate trend rate of 5.00% to be reached in 2017.  A one-percentage-point change in the assumed health care inflation rate would have the following effects:

One-Percentage-Point Increase (Decrease) in Health Care Inflation Rate	Increase	(Decrease)
	(In Thousands)
Effect on postretirement obligation as of December 31, 2011	$7,483	$(5,712)
Effect on annual combined service and interest cost for 2011	609	(446)

Qualified Pension Plan Assets

Investment Strategy

The Company invests its qualified pension plan assets using the following investment objectives:

•	ensure availability of funds for payment of plan benefits as they become due,
•	provide for a reasonable amount of long-term growth of capital (both principal and income) without excessive volatility,
•	produce investment results that meet or exceed the assumed long-term rate of return,
•	improve the funded status of the plan over time, and
•	reduce future contribution and expense volatility as funded status improves.

To achieve these objectives, the Company, through the Investment Committee, has adopted an Investment Policy that divides its pension investment program into two primary portfolios:

•	return-seeking assets — those assets intended to generate returns in excess of pension liability growth, and
•	liability-hedging assets — those assets intended to have characteristics similar to pension liabilities.

Currently, the Investment Policy allocates 70% of plan assets to return-seeking assets to help reduce existing deficits in the funded status of the plans.  As the funded status of the plans improves, the Investment Policy calls for reducing the exposure to return-seeking assets and increasing the liability-hedging assets to reduce total risk.

Return-Seeking Assets

The purpose of return-seeking assets is to provide investment returns in excess of the growth of pension liabilities.  This category includes a diversified portfolio of public equities, private equity, real estate, hedge funds, high-yield bonds, and

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

other instruments.  These assets are likely to have lower correlations with the pension liabilities and lead to higher funded-status risk over shorter periods of time.

Liability-Hedging Assets

The purpose of liability-hedging assets, such as long-duration bonds and interest-rate derivatives, is to hedge against interest rate changes.  Exposure to liability-hedging assets is intended to reduce the volatility of plan funded status, contributions, and pension expense.

Risk Management

The Investment Committee evaluates risk on an ongoing basis and manages plan asset risk using several approaches.  First, the assets are invested across a spectrum of asset classes in two diverse portfolios — a portfolio for growth and a portfolio that hedges liability changes due to interest rate movement.  Second, a long-term investment horizon (greater than ten years) is considered, which enables the Company to tolerate the risk of investment losses in the short-term with the expectation of higher returns in the long term.  Third, a thorough due diligence program is employed prior to selecting an investment, and a rigorous ongoing monitoring program is utilized once assets are invested.

Asset Allocation

Plan assets are diversified across various asset classes and securities based on the Investment Policy approved by the Investment Committee.  This policy allocation is long-term oriented and consistent with the risk tolerance and funded status.  At December 31, 2011, the target allocations were 70% return seeking assets (consisting of 48% global equity securities, 15% alternative investments, and 7% high-yield bonds and other instruments) and 30% liability-hedging assets (consisting of fixed income securities other than high-yield bonds).  The portfolio is periodically rebalanced when the actual allocations fall outside of the ranges prescribed in the Investment Policy or as funded status improves.

The target asset allocation allows for investments in financial derivatives to hedge against liability changes caused by interest rate movement.  Financial derivatives are also used to take advantage of security price volatility.  These derivative instruments are sensitive to changes in economic conditions, and such changes could materially affect the value of plan assets.

Fair Value

The table below sets forth, by level within the fair value hierarchy discussed in Note 3, the actual allocation of investments of the Pension Plans at fair value.  There are no significant concentrations of risk, in terms of sector, industry, geography, or company.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

	Total Fair Value at
	December 31, 2011	December 31, 2010
	(In Thousands)
Global equity securities	$—	$—
High-yield bonds	27	15
Total Level 1 input	27	15

Global equity securities	161,074	154,715
Fixed-income securities other than high-yield bonds	104,424	79,624
High-yield bonds	22,238	20,476
Cash and cash equivalents	4,344	32,870
Derivative swaps	269	433
Total Level 2 input	292,349	288,118

Alternative investments	34,118	11,919
Total Level 3 input	34,118	11,919

Total fair value	$326,494	$300,052

The following is a description of the valuation methodologies used for assets measured at fair value:

•

Global equity securities are valued at unadjusted quoted market share prices within active markets (“Level 1”) or based on external price/spread data of comparable securities (“Level 2”). Common collective trust funds within this category are valued at fair value based on the unit value of the fund which is observable on a less frequent basis (Level 2). Unit values are determined by the bank or financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

•	Fixed income, high-yield bonds, cash and cash equivalents, and over-the-counter derivatives are valued based on external price data of comparable securities (“Level 2”).
•

Alternative investments (“Level 3”) primarily consist of hedge funds, real estate funds, and financial limited partnerships (private equity funds). These investments do not have readily determinable fair values because they are not listed on national exchanges or over-the-counter markets. We have valued these alternative investments at their respective net asset value per share (or its equivalent such as partner’s capital) which has been calculated by each partnership’s general partner in a manner consistent with GAAP for investment companies. Among other requirements, the partnerships must value their underlying investments at fair value. While the net asset value per share provides a reasonable approximation of fair value, the fair values of the alternative investments are estimates and, accordingly, such estimated values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

The following table sets forth a summary of changes in the fair value of the Level 3 assets:

	For the Period Ended December 31,
	2011	2010	2009
	(In Thousands)
Balance at beginning of year	$11,919	$16,785	$16,126
Re-allocation of assets between CEG and CENG pension trusts upon final ERISA 4044 evaluation	—	(16,785)	—
Realized gains	—	—	162
Unrealized gains	2,782	619	490
Purchases during the year	19,417	11,300	98
Sales during the year	—	—	(431)
Transfers into and out of Level 3	—	—	340
Balance at end of year	$34,118	$11,919	$16,785

10.       Leases, Commitments, and Guarantees

Leases

The Company is the lessee under certain facilities and equipment lease agreements which expire on various dates and have various renewal options.  All leases are classified as operating leases.  The Company included approximately $3.5 million, $3.2 million, and $0.5 million of expense related to its operating leases in the Consolidated Statements of Income for the periods ended December 31, 2011, 2010, and 2009, respectively, excluding amounts for leased equipment and office space under the Administrative Service Agreement with CEG discussed in Note 2.  The commitments schedule below includes, either in “Operating leases” or in “Administrative services agreement with CEG,” management’s estimates of the future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2011.

Commitments

The Company has made substantial commitments in connection with the operation of its plants relating to the procurement of nuclear fuel, long-term service agreements, capital for construction programs, and other purchases.

Nuclear Fuel

The Company has long-term contracts for the purchase, conversion, and enrichment of nuclear fuel, and the fabrication of fuel rod assemblies.  These commitments provide for quantities to substantially meet the Company’s expected requirements for the next several years.  These contracts expire between 2012 and 2028.  The nuclear fuel markets are competitive and prices can be volatile, but management does not anticipate problems in meeting the Company’s future supply requirements.

Other Long-Term Agreements

The Company has multi-year commitments in connection with various construction projects, the procurement of canisters for the disposal of spent nuclear fuel, other long-term service agreements, and other purchase commitments for its plants.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

Schedule of Commitments

At December 31, 2011, management estimates that the Company’s future obligations on existing commitments are as set forth below:

	2012	2013	2014	2015	2016	Thereafter	Total
	(In Thousands)

Operating leases	$1,242	$895	$554	$197	$7	$—	$2,895

Nuclear fuel contracts	233,806	264,710	137,125	266,408	167,096	1,535,382	2,604,527

Power services agency agreement with CECG (see Note 2)	8,500	8,500	4,300	—	—	—	21,300

Administrative services agreement with CEG (see Note 2)	48,450	49,419	50,407	51,416	52,444	53,492	305,628

Long-term service contracts, capital projects, nuclear fuel canisters, etc.	40,821	19,977	10,827	4,818	2,082	589	79,114

Total future obligations	$332,819	$343,501	$203,213	$322,839	$221,629	$1,589,463	$3,013,464

Upon the consummation of the merger discussed in Notes 1 and 2, the estimated future obligations under the Power Services Agency Agreement and the Administrative Services Agreement will be adjusted in accordance with the Exelon Settlement Agreement.

Guarantees and Other Contingent Payment Obligations

The Company’s guarantees and its other contingent payment obligations do not represent incremental obligations.  Instead, they represent parental guarantees and other contingent payment obligations of its consolidated operating subsidiaries.  At December 31, 2011, the Company guaranteed or is otherwise responsible for the contingent payment obligations of the following on behalf of its consolidated operating subsidiaries:

•	a total of $587.5 million for the contingent payment obligation of the nuclear liability insurance retrospective premiums discussed in Note 11,

•	the remaining $21.3 million of the payment obligations under the Power Services Agency Agreement with CECG discussed in Note 2,

•	the remaining payment obligations resulting from non-performance under the power purchase agreements with CECG and EDFTNA discussed in Note 8,

•	$25.0 million aggregate in guarantees of Nine Mile Point payments in lieu of taxes discussed in Note 11, and

•	if the capacity of NMP2 is increased, $3.0 million for the contingent payment and performance obligations under the capacity-sale agreement discussed in Note 5.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

11.       Contingencies

Nuclear Insurance

The Company maintains nuclear insurance coverage for its plants in four program areas: liability, worker radiation, property, and accidental outage.  These policies contain certain industry-standard exclusions, including, but not limited to, ordinary wear and tear and war.

In November 2002, the President signed into law the Terrorism Risk Insurance Act (“TRIA”) of 2002, which was extended by the Terrorism Risk Insurance Extension Act of 2005 and the Terrorism Risk Insurance Program Reauthorization Act of 2007.  Under the TRIA, property and casualty insurance companies are required to offer insurance for losses resulting from certified acts of terrorism.  Certified acts of terrorism are determined by the Secretary of the Treasury, in concurrence with the Secretary of State and Attorney General, and primarily are based upon the occurrence of significant acts of terrorism that intimidate the civilian population of the United States or attempt to influence policy or affect the conduct of the United States Government.  The Company’s nuclear liability, nuclear property, and accidental outage insurance programs described below provide coverage for certified acts of terrorism.

If there were a nuclear accident or an extended outage at any of the Company’s units, the cost of property damage and other expenses incurred may exceed the Company’s insurance coverage and therefore could have a substantial adverse effect on the Company’s liquidity and financial results.  In addition, if there were an accident at any nuclear power plant insured by the industry mutual insurer, NEIL, the Company could be assessed retrospective insurance premiums, which could have a substantial adverse effect on the Company’s liquidity and financial results.  As discussed in Note 2, each of CEG and EDF International has guaranteed the obligations of the Company under these insurance programs in proportion to their respective member interests.

Nuclear Liability Insurance

Pursuant to the Price-Anderson Act, as amended, the Company is required to insure against public liability claims resulting from nuclear incidents to the full limit of public liability.  This limit of liability consists of the maximum available commercial insurance of $375 million and mandatory participation in an industry-wide retrospective premium assessment program.  The retrospective premium assessment is $117.5 million per reactor, per incident, increasing the total amount of insurance for public liability to approximately $12.6 billion.  Under the retrospective assessment program, the Company can be assessed up to $587.5 million per incident at any commercial reactor in the country, payable at no more than $87.5 million per incident per year.  This assessment also applies in excess of the worker radiation claims insurance.  Both the maximum assessment per reactor and the maximum yearly assessment are adjusted for inflation at least every five years based upon the Consumer Price Index and are subject to state premium taxes.  In addition, the United States Congress could impose additional revenue-raising measures to pay claims.

Worker Radiation Claims Insurance

The Company participates in the American Nuclear Insurers Master Worker Program that provides coverage for worker tort claims filed for radiation injuries.  The policy provides a single industry aggregate limit of $375 million that is sub-limited as follows: $200 million for occurrences of radiation injury claims against all those insured by this policy prior to January 1, 2003; $300 million for occurrences of radiation injury claims against all those insured by this policy between January 1, 2003 and January 1, 2010; and $375 million for occurrences of radiation injury claims against all those insured by this policy on or after January 1, 2010.

The sellers of Nine Mile Point retain the liabilities for existing and potential claims that occurred prior to November 7, 2001, and the seller of Ginna retains the liabilities for existing and potential claims that occurred prior to June 10, 2004.  In addition, LIPA, which owns 18% of NMP2, is obligated to assume its pro rata share of any liabilities for retrospective premiums and other premium assessments.  If claims under these policies exceed the coverage limits, the provisions of the Price-Anderson Act would apply.

Nuclear Property Insurance and Accidental Nuclear Outage Insurance

As discussed in Note 2, the Company’s plants are provided property and accidental outage insurance through the membership of CEG and EDFI in the industry mutual insurer, NEIL.

Constellation Energy Nuclear Group, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010 and the

Period November 6, 2009 to December 31, 2009

The insurance provides $500 million in primary property coverage at each plant, $1.8 billion of excess property coverage at Ginna, and $2.25 billion in excess property coverage under a blanket policy at each of Calvert Cliffs and Nine Mile Point.  However, under the blanket policy, Calvert Cliffs and Nine Mile Point share $1.0 billion of the $2.25 billion of excess property coverage applicable to each of those plants.  Therefore, in the unlikely event of two full-limit property damage losses at Calvert Cliffs and Nine Mile Point, the Company would recover a total of $4.5 billion instead of $5.5 billion ($2.75 billion each) since those plants share $1.0 billion of the excess property coverage.

Losses resulting from non-certified acts of terrorism are covered as a common occurrence, meaning that if non-certified terrorist acts occur against one or more commercial nuclear power plants insured by NEIL within a 12-month period, they would be treated as one event and the owners of the plants where the acts occurred would be limited to a maximum recovery of one full limit of liability ($3.24 billion as of December 31, 2011).

The NEIL insurance also provides indemnification on a weekly basis for losses resulting from an accidental outage of a nuclear unit.  Coverage begins after a 12-week deductible period and continues at 100% of the weekly indemnity limit for 52 weeks and then at 80% of the weekly indemnity limit for up to the next 110 weeks.  The accidental outage insurance coverage is up to $490 million per unit at Calvert Cliffs and Ginna, $420 million for Nine Mile Point Unit 1, and $402 million for Nine Mile Point Unit 2.  These amounts can be reduced by up to $98 million per unit at Calvert Cliffs, $84 million for Nine Mile Point Unit 1, and $80 million for Nine Mile Point Unit 2 if an outage of more than one unit is caused by a single insured physical damage loss.

If claims at plants insured by NEIL result in a shortfall of NEIL reserve funds, all policyholders could be assessed a retrospective premium, for which the combined CEG and EDFI premium share for the current policy year could be as much as $94.6 million.  Subject to availability of funds, the Company would be required to reimburse CEG and EDFI for any retrospective premiums assessed by NEIL.

Water Intake Regulations

The Clean Water Act requires cooling water intake structures to reflect the best technology available (“BTA”) for minimizing adverse environmental impacts.  The Environmental Protection Agency proposed regulations to implement this act in March 2011.  The new regulations are expected to be finalized in July 2012.  Also, in July 2011, the New York Department of Environmental Conservation (DEC) issued a Policy regarding the BTA for cooling water intake structures.  Through its policy, the DEC established closed-cycle cooling (i.e., cooling towers) or its equivalent as the performance goal for all existing facilities, but also provided that the DEC will select a feasible technology whose costs are not wholly disproportionate to the environmental benefits to be gained and allows for a site-specific determination where the entrainment performance goal cannot be achieved.  At this time, the Company cannot estimate the costs of complying with the new requirements, but such costs could be material.

Nine Mile Point Property Taxes

In December 2011, the Company’s wholly owned subsidiary, Nine Mile Point Nuclear Station, LLC (“NMPNS”) entered into a three-year agreement with the applicable tax jurisdictions in New York State with respect to payments in lieu of property taxes on the Nine Mile Point plant.  The agreement will not materially increase future property tax expense for NMPNS/CENG for the term of the agreement.  The agreement also will result in settlement and discontinuance of all pending property tax assessment litigation proceedings between NMPNS and the tax jurisdictions.

Nine Mile Point Labor Contract

During July 2011, the Company executed a new four-year labor contract with the International Brotherhood of Electrical Workers, Local 97, which represents certain employees at the Nine Mile Point plant.